UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2014

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

The Supplemental Indenture dated as of November 18, 2014, among the Company and Bank of New York Mellon, as trustee (the “Trustee”) included as Exhibit 99.1 of this Form 6-K (Commission File No. 0-20115), furnished to the Commission on November 18, 2014, is incorporated by reference as an exhibit to the Registration Statement on Form F-10 of the Registrant (Commission File No. 333-199756).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: November 18, 2014	By:	/s/ Kevin Price
	Name:	Kevin Price
	Title:	Vice President, Legal, Assistant General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Supplemental Indenture dated as of November 18, 2014.